NEWS RELEASE

July 10, 2006                                                                  Trading Symbol: TSX: RNG

                                                                                       Amex: RNO

Rio Narcea Receives Approval From Spanish Labour Authority for Closure of its Spanish Gold Operations

Toronto, Ontario– Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) has reached a collective redundancy agreement (ERE agreement) with the local unions and mine workers regarding the closure of the El Valle and Carlés gold operations and has received approval from the Spanish Labour Authority for this agreement.  This approval is required by the labour laws of Spain when redundancy affects more than 10% of the workforce.

Under the terms of the agreement each worker that is made redundant will receive a cash payment proportional to the years employed with Rio Narcea and a variable payment linked to the achievement of certain gold production targets during the last six months of the year. The costs arising from this agreement are in line with the Company’s budgeted expectations, which are anticipated to be

$US 4 million and which were already recorded in the 2005 year-end financial statements.

The closure of these operations results mainly from the high mining costs at El Valle due to the poor ground conditions and low grade encountered underground.  In 2006, mining at both El Valle and Carlés mines has concentrated in developed areas only and development and exploration work was suspended to preserve cash.  The mines are expected to be closed by the end of this year.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania.  The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it’s at El Valle and Carlés projects in northern Spain.  Closure of the northern Spanish gold mines is planned for by the end of 2006.  Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements

This press release may contain certain “forward looking statements” within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.

Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com